SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of October 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




          Ryanair Exercises 9 Further Boeing 737-800 Options

           - Increases Fleet including Firm Options to 234

Ryanair Holdings plc today (Tuesday, 4th October 2005) held an Investor Day in London. At this meeting the airline updated investors on current trading and also confirmed the exercise of 9 further Boeing 737-800 options for delivery in 2007 along with the planned sale (in 2007) of 5 Boeing 737-800's purchased in 1999.

Speaking in London, Michael O'Leary, Chief Executive Officer said:

        "Current trading continues to be in line with expectations. Higher fuel prices over the summer months have been partly offset by a combination of other cost reductions and slightly more benign yield environment. Passenger volumes and load factors have been strong over the summer and in August we achieved a significant milestone by carrying more passengers on our short haul European network than British Airways (now just the worlds 2nd favourite airline) did on their entire worldwide network.

        "Looking forward to the winter we remain cautious. We expect yields to benefit from the multiple fuel surcharges imposed by the high fare carriers across Europe. However, we anticipate that the fare differential between Ryanair and the flag carriers will be partially eroded as the fuel surchargers are forced to lower their underlying fares to compete with Ryanair's lower prices. We therefore remain cautious but comfortable with our previous guidance for the remainder of this fiscal year as we anticipate strong load factors and passenger volumes but as expected, at slightly lower yields.

        "The recent announcement of the cessation of the Boeing strike will in turn enable our aircraft deliveries to be "back on track" by the end of December 2005. We anticipate there will be no material adverse impact on the company's financial performance or passengers carried arising from the strike.

        "I am also pleased to announce that we have exercised options to purchase 9 Boeing 737-800's with a value of over $500m dollars for delivery in late 2007, (3 in September, 2 in October and 4 in November). We also plan in late 2007 to sell on the first 5 of our older Boeing 737-800's, which were delivered in 1999. This is a continuation of Ryanair's strategy of operating the youngest fleet in Europe, with the lowest unit operating costs and best technical reliability, thereby ensuring that Ryanair remains the number 1 on-time major airline in Europe. These 4 incremental option aircraft will in turn enable Ryanair to develop even more new routes while we continue to lead the low fare revolution across Europe".


The company currently operates a fleet of 83 Boeing 737-800's and 9 Boeings 737-200's. The exercise of these 9 options and the planned sale during late 2007 of the 5 aircraft acquired in 1999, combined with the existing firm Boeing commitments will in turn lead to Ryanair's fleet increasing by 151 aircraft to 234 aircraft by 2012. In addition the company has options over a further 179 aircraft for delivery between 2008 and 2014.

                 Summary of Firm Aircraft Commitments & Options

    Firm Commitments ( All Boeing 737-800's)

    Current Fleet                             83
    Firm Deliveries                          147
    Options Exercised                          9
    Sale in 2007                              (5)

    Total Fleet by 2012                      234

    Options

    Existing Options                         188
    Options Exercised                         (9)

    Total Options Available 2008-2014        179


ENDS.                      Tuesday, 4th October 2005

For further information    Howard Millar         Pauline McAlester
please contact:            Ryanair Holdings Plc  Murray Consultants
www.ryanair.com            Tel: 353-1-8121212Tel: 353-1-4980300


Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is Europe's largest low fares airline with 15 bases and 266 low fare routes across 21 countries. By the end of March 2006 Ryanair will operate an entire fleet of 107 new Boeing 737-800 aircraft with firm orders for a further 127 new aircraft (net of planned disposals), which will be delivered over the next 7 years. Ryanair currently employs a team of 2,900 people and expects to carry in excess of 35 million scheduled passengers in the coming financial year.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  04 October 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director